Silver Standard Resources Inc.
Consolidated Balance Sheets
As at June 30, 2010

(expressed in thousands of United States dollars - unaudited)

		June 30	December 31
	Note	2010	2009
		$	$
Assets

Current assets
Cash and cash equivalents		57,719	26,659
Accounts receivable		9,651	6,238
Marketable securities	3b	21,733	17,863
Inventories	4	28,136	20,565
Prepaid expenses and deposits		3,415	2,013
Asset held for sale	5	-	1,859
		120,654	75,197

Restricted cash		1,855	1,934
Convertible debenture	3c	5,999	6,081
Value added tax recoverable	3d	62,431	54,095
Mineral properties and property, plant, and equipment	5	625,482	612,618
		816,421	749,925
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		28,837	48,265
Accrued interest on convertible notes	6	2,050	2,076
Current portion of asset retirement obligations		338	341
		31,225	50,682

Asset retirement obligations		11,569	11,150
Taxes payable		3,370	3,370
Future income tax liability		31,956	36,798
Long-term convertible notes	6	114,387	110,739
		192,507	212,739

Shareholders' Equity

Share capital		647,787	538,700
Value assigned to stock options		44,268	40,417
Value assigned to convertible notes		37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive loss		(15,121)	(11,747)
Deficit		(91,409)	(68,573)
Equity attributable to Silver Standard shareholders		623,418	536,690

Non-controlling interest		496	496

Total Shareholders' Equity		623,914	537,186
		816,421	749,925

Commitments (note 3d)

Approved on behalf of the Board of Directors

“John R. Brodie”                                                                                                 “Peter W. Tomsett”
John R. Brodie, FCA                                                                                               Peter W. Tomsett
(Chairman of the Audit Committee)                                                                          (Director)

Silver Standard Resources Inc.
Consolidated Statements of Earnings (Loss)

(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2010	2009	2010	2009
		$	$	$	$

Revenue		14,091	-	25,622	-

Cost of sales		10,607	-	31,054	-
Depletion, depreciation and amortization		5,059	-	12,847	-

Loss from mine operations		(1,575)	-	(18,279)	-

General and administration		4,411	2,679	9,725	4,772
Stock-based compensation	7b	2,031	1,609	4,058	3,523
Property examination and exploration		131	108	280	110
Reclamation and accretion		417	94	816	172

Loss from operations		(8,565)	(4,490)	(33,158)	(8,577)

Other income (expenses)
Investment income		311	251	621	581
Foreign exchange gain (loss)		(2,293)	2,701	(2,800)	1,666
Other (expense) income	11	(180)	529	15,095	1,778
Interest expense	6	(3,422)	-	(6,776)	-

		(5,584)	3,481	6,140	4,025

Loss before income taxes		(14,149)	(1,009)	(27,018)	(4,552)

Income tax recovery (expense):
Current income taxes		(1,258)	-	(2,098)	900
Future income taxes		208	(365)	6,280	(320)
		(1,050)	(365)	4,182	580

Loss for the period		(15,199)	(1,374)	(22,836)	(3,972)

Weighted average shares outstanding (thousands)
Basic and diluted		78,733	68,641	76,902	66,690

Loss per common share
Basic and diluted loss per share		(0.19)	(0.02)	(0.30)	(0.06)

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars - unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2010	2009	2010	2009
		$	$	$	$

Operating activities
Loss for the period		(15,199)	(1,374)	(22,836)	(3,972)
Items not affecting cash
Depletion, depreciation and amortization		5,128	64	12,990	106
Stock-based compensation	7b	2,031	1,609	4,058	3,523
Asset retirement obligations		413	74	829	145
Gain on sale of investments and assets		-	(1,920)	(15,447)	(1,920)
Unrealized loss on held-for-trading financial instruments	3c	180	13	417	17
Accretion expense on convertible notes	6	1,835	-	3,674	-
Interest income on convertible debenture		(216)	(202)	(413)	(380)
Write-down of mineral properties		-	-	-	377
Write-down of convertible debenture and other investments		-	2,002	-	2,002
Future income tax recovery		(208)	365	(6,280)	320
Foreign exchange (gain) loss		79	(2,079)	(131)	(1,407)
Increase (decrease) in non-cash working capital items	10	(3,603)	(7,942)	(2,619)	(12,207)

Cash used in operating activities		(9,560)	(9,390)	(25,758)	(13,396)

Financing activities
Shares issued for cash		441	1,205	115,153	94,959
Share issue costs		(124)	-	(6,479)	-

Cash generated by financing activities		317	1,205	108,674	94,959

Investing activities
Expenditures on mineral properties		(10,199)	(3,901)	(15,059)	(8,667)
Settlement of payables for property, plant and equipment		(21,444)	(39,146)	(37,825)	(83,948)
Increase in value added tax recoverable (net)		(4,390)	(7,485)	(8,336)	(11,955)
Proceeds from sale of marketable securities		-	3,829	2,437	3,829
Net proceeds from sale of mineral property		-	-	6,927	-

Cash used in investing activities		(36,033)	(46,703)	(51,856)	(100,741)

Increase (decrease) in cash and cash equivalents		(45,276)	(54,888)	31,060	(19,178)

Cash and cash equivalents - Beginning of period		102,995	107,723	26,659	72,013

Cash and cash equivalents - End of period		57,719	52,835	57,719	52,835

Supplementary cash flow information (note 10)

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)

(expressed in thousands of United States dollars - unaudited)

	Three Months Ended June 30			Six Months Ended June 30
	Note	2010	2009	2010	2009
		$	$	$	$

Loss for the period		(15,199)	(1,374)	(22,836)	(3,972)

Other comprehensive loss
Unrealized loss on marketable securities, net of tax	3b	(1,718)	(320)	(1,039)	(102)
Realized gain on sale of marketable securities recycled to net loss, net of tax	3b	-	(1,454)	(2,017)	(1,454)
Foreign exchange (loss) gain on marketable securities		(1,107)	1,242	(318)	933

Other comprehensive loss for the period		(2,825)	(532)	(3,374)	(623)

Comprehensive loss for the period		(18,024)	(1,906)	(26,210)	(4,595)

Silver Standard Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the six months ended June 30, 2010

 (expressed in thousands of United States dollars - unaudited)

	Common Shares		Values assigned	Values assigned to		Accumulated other			Non-
	Number of		to stock	convertible	Contributed	comprehensive			controlling	Total
	shares	Amount	options	notes	Surplus	income (loss)	Deficit	Total	interest	Equity
	(thousands)	$	$	$	$	$	$	$	$	$

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916	496	460,412

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)	-	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101	496	389,597

Issued for cash:
Public offering	8,824	150,000	-	-	-	-	-	150,000	-	150,000
Share issue costs	-	(9,165)	-	-	-	-	-	(9,165)	-	(9,165)
Exercise of options	386	5,578	-	-	-	-	-	5,578	-	5,578
Value assigned to options granted	-	-	6,547	-	-	-	-	6,547	-	6,547
Value of options exercised	-	2,632	(2,632)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	7,822	-	7,822	-	7,822
Loss for the period	-	-	-	-	-	-	(13,193)	(13,193)	-	(13,193)

Balance, December 31, 2009	71,965	538,700	40,417	37,383	510	(11,747)	(68,573)	536,690	496	537,186

Issued for cash:
Public offering	6,729	114,389	-	-	-	-	-	114,389	-	114,389
Share issue costs	-	(6,355)	-	-	-	-	-	(6,355)	-	(6,355)
Exercise of options	29	323	-	-	-	-	-	323	-	323
Value assigned to options granted	-	-	2,143	-	-	-	-	2,143	-	2,143
Value of options exercised	-	237	(237)	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(549)	-	(549)	-	(549)
Loss for the period	-	-	-	-	-	-	(7,637)	(7,637)	-	(7,637)

Balance, March 31, 2010	78,723	647,294	42,323	37,383	510	(12,296)	(76,210)	639,004	496	639,500

Issued for cash:
Share issue costs	-	(124)	-	-	-	-	-	(124)	-	(124)
Exercise of options	29	441	-	-	-	-	-	441	-	441
Value assigned to options granted	-	-	2,121	-	-	-	-	2,121	-	2,121
Value of options exercised	-	176	(176)	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	(2,825)	-	(2,825)	-	(2,825)
Loss for the period	-	-	-	-	-	-	(15,199)	(15,199)	-	(15,199)

Balance, June 30, 2010	78,752	647,787	44,268	37,383	510	(15,121)	(91,409)	623,418	496	623,914

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a silver resource company that has assembled a portfolio of silver-dominant projects since 1994.  These projects are located in seven countries in the Americas and Australia.  With the Pirquitas Project in Argentina entering production in December 2009, we are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our other principal projects and project pipeline.  These include San Luis, Pitarrilla, Diablillos, Snowfield, Brucejack and San Agustin projects.  In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.  Certain of our projects also contain significant gold resources.  Prior to the year ended December 31, 2009, we were a development stage company.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year.  We will periodically need to obtain additional financing (see note 7 – Shareholders’ Equity), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those properties, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements.  These statements do not contain all of the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

 Changes in Accounting Policies

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests” on a prospective basis.  The adoption of these standards did not have a material impact on our consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  The adoption of these amendments did not have a material impact on our consolidated financial statements.

Recent accounting pronouncements

The only recent accounting pronouncement issued which will have a significant impact on the Company in the future is as follows:

International Financial Reporting Standards

Effective January 1, 2011, our primary basis of accounting will change to International Financial Reporting Standards.

3	FINANCIAL INSTRUMENTS

As at June 30, 2010, the carrying and fair values of our financial instruments by category are as follows:
						June 30, 2010
	Held for	Loans &	Available	Other financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	57,719	-	-	-	57,719	57,719
Accounts receivable	-	9,651	-	-	9,651	9,651
Marketable securities (note 3b)	-	-	21,733	-	21,733	21,733
Restricted cash	-	-	1,855	-	1,855	1,855
Convertible debenture (note 3c) (1)	64	5,935	-	-	5,999	6,308

	57,783	15,586	23,588	-	96,957	97,266
Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	28,837	28,837	28,837
Convertible notes (note 6) (2)	-	-	-	116,437	116,437	127,153

	-	-	-	145,274	145,274	155,990

(1) The fair value of our convertible debenture is estimated using the discounted cash flow method at market rates on the balance sheet date. The fair value relates to both the debt and equity components of our convertible debenture.
(2) The fair value of our convertible notes is estimated using average market quoted prices provided by market makers in the over-the-countermarket on the balance sheet date.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3      FINANCIAL INSTRUMENTS (Cont’d)

(a)  Fair value hierarchy

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

	Fair Value at June 30, 2010
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Assets:
Marketable securities	21,733	21,733	-	-
Trade receivables from provisional invoices	3,048	-	3,048	-
Restricted cash	1,855	1,855	-	-
Convertible debenture receivable	6,244	-	6,244	-
Derivatives	64	-	64	-

	32,944	23,588	9,356	-

(b)  Marketable Securities

At  June 30, 2010, we held marketable securities designated as available-for-sale with total fair value of $21,733,000 (December 31, 2009 - $17,863,000) and total cost of $16,280,000 (December 31, 2009 - $7,732,000).  The mark-to-market gain (loss) recognized in Other Comprehensive Loss for these instruments is as follows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$

Unrealized loss on marketable securities	(2,022)	(386)	(1,223)	(123)
Future tax recovery in OCI	304	66	184	21

	(1,718)	(320)	(1,039)	(102)
Realized gains recycled to net loss, net of tax - $357 (2009 - $nil)	-	(1,454)	(2,017)	(1,454)

	(1,718)	(1,774)	(3,056)	(1,556)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

(c)  Convertible debenture receivable

In July 2008, we received a C$10 million convertible debenture from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver Project.  In July 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.

At June 30, 2010, the carrying value of the debenture was $5,999,000 (December 31, 2009 - $6,081,000).  Of this amount, $5,935,000 (December 31, 2009 - $5,606,000) represents the carrying value of the note receivable component estimated using the discounted cash flow model method and $64,000 (December 31, 2009 - $475,000) represents the fair value of the conversion feature using the Black-Scholes method.

For the three months ended June 30, 2010, interest and accretion income of $311,000 (June 30, 2009 - $267,000) was recorded in earnings in relation to the note receivable component and an unrealized loss of $180,000 (June 30, 2009 - $13,000) was recorded in relation to adjusting the fair value of the conversion feature.

For the six months ended June 30, 2010, interest and accretion income of $605,000 (June 30, 2009 - $504,000) was recorded in earnings in relation to the note receivable component and an unrealized loss of $417,000 (June 30, 2009 - $17,000) was recorded in relation to adjusting the fair value of the conversion feature.

(d)  Financial Risk Management

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives. Our use of derivatives has been limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.

During the three and six months ended June 30, 2010, we sold all of our concentrate production to one customer.  Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at June 30, 2010 is as follows:

	June 30	December 31
	2010	2009
	$	$

Cash and cash equivalents	57,719	26,659
Accounts receivable	9,651	6,238
Convertible debenture receivable	5,935	5,606
Value added tax recoverable	62,431	54,095
	135,736	92,598

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at June 30:

	Less than			Over 5
	1 year	1 to 3 years	4 to 5 years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	28,837	-	-	-	28,837
Asset retirement obligations	338	2,486	2,404	19,138	24,366
Long-term convertible note repayments *	-	138,000	-	-	138,000
Interest on convertible notes *	3,105	15,525	-	-	18,630
Capital expenditure commitments	5,436	18,246	7,809	-	31,491
Minimum rental and lease payments	361	994	128	-	1,483
	38,077	175,251	10,341	19,138	242,807

* Convertible notes are due in 2028 but are expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Market Risk

i)  Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at June 30, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	June 30, 2010
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	166	5,999	-	(7,754)
Mexican peso	380	-	59	(649)
Argentinean peso	10,564	-	62,372	(5,348)
Australian dollar	147	-	-	(8)
Peruvian soles	1,296	-	-	(739)

	12,553	5,999	62,431	(14,498)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3	FINANCIAL INSTRUMENTS (Cont’d)

During the three and six months ended June 30, 2010, we recognized a foreign exchange loss (gain) of $2,293,000 (June 30, 2009 – ($2,701,000)) and $2,800,000 (June 30, 2009 – ($1,666,000)).  Based on the above net exposures at June 30, 2010, a 10% change in the above currencies against the U.S. dollar would result in $6,648,500 change in our net earnings.

ii)  Interest Rate Cash Flow Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at June 30, 2010, the weighted average interest rate of our cash equivalents investment was 0.14%.  With other variables unchanged, a 1% change in the interest rate would result in a $352,000 (June 30, 2009 - $452,000) change in our net earnings.

iii)  Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4	INVENTORIES

	June 30	December 31
	2010	2009
	$	$

Finished goods	10,429	6,141
Work in process	231	343
Stockpiled ore	11,562	8,967
Materials and supplies	5,914	5,114
	28,136	20,565

The amount of inventories recognized as an expense during the three and six months ended June 30, 2010 is $13,393,000 (June 30, 2009 - $nil) and $39,254,000 (June 30, 2009 - $nil) included in operating costs.  During the three months ended June 30, 2010, we recorded an inventory write-down reversal of $2,537,000 (June 30, 2009 - $nil) due to improved silver prices. During the six months ended June 30, 2010, we recorded an inventory write-down of $11,011,000 (June 30, 2009 - $nil) resulting from production costs being higher than the net realizable value of inventory during the ramp up of production in the quarter following the commencement of production at December 1, 2009.

5	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	June 30, 2010			December 31, 2009
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral properties
Depletable producing properties	179,822	(4,272)	175,550	180,636	(618)	180,018
Non-depletable exploration properties	215,042	-	215,042	191,047	-	191,047
	394,864	(4,272)	390,592	371,683	(618)	371,065
Construction in progress
Pirquitas, Argentina	1,366	-	1,366	8,015	-	8,015

Property, plant and equipment
Building, mining equipment and machinery	256,888	(24,939)	231,949	247,214	(15,431)	231,783
Other	3,321	(1,746)	1,575	3,268	(1,513)	1,755
	260,209	(26,685)	233,524	250,482	(16,944)	233,538

	656,439	(30,957)	625,482	630,180	(17,562)	612,618

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

During the three and six months ended June 30, 2010, we recorded $4,982,000 (June 30, 2009 – $2,962,000) and $9,741,000 (June 30, 2009 – $3,257,000), respectively, of depreciation on property, plant, and equipment, of which $33,000 (June 30, 2009 – $64,000) and $107,000 (June 30, 2009 – $106,000) was charged to the Consolidated Statements of Earnings (Loss); $22,000 (June 30, 2009 – $2,898,000)  and $43,000 (June 30, 2009 – $3,151,000)  was deferred as mineral property costs; and $4,927,000 (June 30, 2009 –$nil)  and $9,591,000 (June 30, 2009 –$nil) was allocated to inventory.  In addition, during the three and six months ended June 30, 2010, we recorded $1,929,000 (June 30, 2009 - $nil) and $3,654,000 (June 30, 2009 - $nil) of depletion on producing properties which was allocated to inventory.

At June 30, mineral property costs are as follows:

	June 30, 2010				December 31, 2009
	Acquisition	Exploration	Future tax	Total	Total
	costs	costs	effects
Exploration Projects	$	$	$	$	$

Diablillos, Argentina	4,516	12,732	-	17,248	16,532
Bowdens, Australia	8,902	7,603	3,337	19,842	19,840
Snowfield, Canada	102	21,792	-	21,894	18,062
BruceJack, Canada	2,146	4,906	-	7,052	2,979
Sunrise Lake, Canada	1,008	64	-	1,072	1,072
Challacollo, Chile	2,659	4,695	485	7,839	7,049
Pitarrilla, Mexico	10,981	55,433	3,582	69,996	62,739
San Marcial, Mexico	1,020	464	124	1,608	1,608
Veta Colorada, Mexico	3,689	1,044	274	5,007	4,690
Berenguela, Peru	10,618	4,057	7,372	22,047	21,109
San Luis, Peru	559	24,053	2,741	27,353	22,090
Candelaria, United States	2,434	3,400	348	6,182	6,061
Maverick Springs, United States	565	1,980	41	2,586	2,581
Other exploration projects	1,434	3,671	211	5,316	4,635

	50,633	145,894	18,515	215,042	191,047

Exploration Project Held for Sale

Silvertip, Canada	-	-	-	-	1,859

In February 2010, we completed the sale of our 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  Under the terms of the agreement, Silvercorp paid us total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after-tax gain of $13,073,000.

During the six months ended June 30, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse.  As a result, a $377,000 write-down of mineral properties was recorded to net loss for the period.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	LONG-TERM CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”).  The face value of the Notes was allocated between debt and equity components at initial recognition for accounting purposes.  The fair value of the debt portion of $99,144,000 was estimated using a discounted cash flow model method.  The fair value of the equity component of $38,856,000 was estimated using the residual value method.

At June 30, 2010, the carrying value of accrued interest related to the Notes was $2,050,000 (December 31, 2009 - $2,076,000) and the long-term portion was $114,387,000 (December 31, 2009 - $110,739,000).  During the three months ended June 30, 2010, accretion expense and interest expense related to the convertible notes was $1,835,000 (June 30, 2009 - $1,630,000) and $1,587,000 (June 30, 2009 - $1,548,000), respectively.

For the six months ended June 30, 2010, accretion expense and interest expense related to the convertible notes was $3,674,000 (June 30, 2009 - $3,273,000) and $3,102,000 (June 30, 2009 - $3,079,000), respectively.  All interest and accretion expense incurred during the three and six months ended June 30, 2010 was recognised as expense. All accretion and interest expense incurred during the three and six months ended June 30, 2009 was capitalized to construction in progress.

7	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At June 30, 2010, we had unlimited authorized common shares and 78,751,893 common shares issued and outstanding (December 31, 2009 – 71,964,708).

During the six months ended June 30, 2010, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and offering expenses during the three and six months ended June 30, 2010 of $124,000 and $6,479,000, net proceeds were $107,910,000.

During the six months ended June 30, 2009, we closed a public share offering of 5,826,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $99,037,000. After deducting underwriting fees and offering expenses during the three and six months ended June 30, 2009 of $149,000 and $5,797,000, net proceeds were $93,240,000.

(b)	Stock Options

At June 30, 2010, the total number of options outstanding was 5,191,686 with exercise prices ranging from C$10.50 to C$40.62 with weighted average remaining lives of 3.7 years.  This represents 6.6% of issued and outstanding capital.

During the six months ended June 30, 2010, 50,000 options were granted to employees exercisable over a 10 year period at a strike price of C$18.99 and average fair value of C$9.77. During the three and six months ended June 30, 2009, 120,000 options were granted to employees exercisable over a 10 year period at a strike price of C$23.57 and average fair value of C$13.02.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7	SHAREHOLDERS’ EQUITY (Cont’d)

The allocation of stock based compensation was as follow:

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
	$	$	$	$
Consolidated Balance Sheets
Mineral property costs	90	16	206	39

Consolidated Statements of Earnings (Loss)
Stock based compensation - Employee salaries and benefits	1,908	1,255	3,834	2,855
Stock based compensation - General and administration	123	354	224	668

	2,031	1,609	4,058	3,523

Total stock based compensation	2,121	1,625	4,264	3,562

8	RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2010, we recorded administrative, technical services and expense reimbursements of $12,000 (June 30, 2009 - $142,000) and $31,000 (June 30, 2009 - $339,000) from companies related by common directors or officers.  At June 30, 2010, accounts receivable include $6,000 (December 31, 2009 - $35,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

9	CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:
•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved and monitored by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of assets (note 5).  We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes the changes in operating working capital items, non-cash investing activities and interest and taxes paid during the three and six months ended June 30, 2010 and 2009:

Increase (decrease) in non-cash working	Three months ended June 30		Six months ended June 30
capital items	2010	2009	2010	2009
	$	$	$	$

Accounts receivable	(1,136)	269	(3,413)	290
Prepaid expenses and deposits	(814)	(602)	(1,402)	(521)
Inventory	(9,316)	1	(7,210)	(1,272)
Accounts payable, accrued liabilities and current portion of asset retirement obligation	6,114	(59)	9,432	(714)
Accrued interest on convertible debt	1,549	1,549	(26)	10
Current portion of taxes payable	-	(9,100)	-	(10,000)
	(3,603)	(7,942)	(2,619)	(12,207)

Non-cash investing activities
Shares received for sale of mineral property	-	388	7,832	388

Interest and taxes paid
Interest paid	3,105	3,079	3,105	3,079

11	OTHER INCOME

		Three months ended June 30	Six months ended June 30
	Note	2010	2009	2010	2009
		$	$	$	$

Gain on sale of marketable securities and
other investments	3b	-	375	2,374	2,005
Unrealized loss on financial instruments
held-for-trading	3c	(180)	(13)	(417)	(17)
Gain on sale of mineral property and property,
plant and equipment	5	-	167	13,138	167
Write down of mineral property	5	-	-	-	(377)
		(180)	529	15,095	1,778

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	SEGMENTED FINANCIAL INFORMATION

All of our operations are within the mining industry and our major product is silver concentrate.  Our activities include the exploration and development of silver-dominant mineral properties located in seven countries and the production of silver concentrate at the Pirquitas mine in Argentina.  The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer on a regular basis.  Our exploration activities have been aggregated and reported as a non-operating segment as a result of meeting certain quantitative guidelines.  At June 30, 2010 our exploration properties were considered a reportable segment as total assets exceeded 10% of our total consolidated assets.

Our reportable segments for the three and six months ended June 30, 2010 are as follows:

		Three months ended June 30, 2010
		Pirquitas Mine	Exploration and Development Properties	Corporate and Other	Total
		$	$	$	$

Revenue from external customers	(a)	14,091	-	-	14,091
Cost of sales		(10,607)	-	-	(10,607)
Depletion, depreciation and amortization		(5,059)	-	-	(5,059)
General and administration		(33)	(16)	(4,362)	(4,411)
Other	(b)	156	(188)	(8,131)	(8,163)
Loss before income taxes		(1,452)	(204)	(12,493)	(14,149)
Income tax recovery (expense)		(746)	-	(304)	(1,050)

Net loss		(2,198)	(204)	(12,797)	(15,199)

Mineral properties and property, plant and equipment		409,084	215,807	591	625,482

(a) All revenues are attributed to sales in Argentina.
(b) Other includes stock-based compensation, property examination and exploration, reclamation and accretion, depreciation and other income (expenses).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	SEGMENTED FINANCIAL INFORMATION (Cont’d)

		Six months ended June 30, 2010
		Pirquitas Mine	Exploration and Development Properties	Corporate and Other	Total
		$	$	$	$

Revenue from external customers	(a)	25,622	-	-	25,622
Cost of sales		(31,054)	-	-	(31,054)
Depletion, depreciation and amortization		(12,847)	-	-	(12,847)
General and administration		(73)	(16)	(9,636)	(9,725)
Other	(b)	(1,008)	(329)	2,323	986
Loss before income taxes		(19,360)	(345)	(7,313)	(27,018)
Income tax recovery (expense)		4,722	-	(540)	4,182

Net loss		(14,638)	(345)	(7,853)	(22,836)

Mineral properties and property, plant and equipment		409,084	215,807	591	625,482

(a) All revenues are attributed to sales in Argentina.
(b) Other includes stock-based compensation, property examination and exploration, reclamation and accretion, depreciation and other income (expenses).

During the three and six months ended June 30, 2010, 100% of our silver concentrate production was sold to one customer (note 3(d)).

Segmented assets by geographic location are as follows:
		June 30, 2010		December 31, 2009
	Mineral property costs and property, plant and equipment	Total assets	Mineral property costs and property, plant and equipment	Total assets
	$	$	$	$

Argentina	426,555	534,603	436,789	518,493
Australia	20,056	20,204	20,054	20,191
Canada	30,855	109,263	23,084	76,111
Chile	8,194	8,347	7,868	7,875
Mexico	81,285	82,916	72,598	73,832
Peru	49,770	52,040	43,584	44,498
United States	8,767	9,048	8,641	8,925
	625,482	816,421	612,618	749,925

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

		June 30, 2010			December 31, 2009

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets	120,654	-	120,654	75,197	(1,859)	73,338
Convertible debenture	5,999	-	5,999	6,081	-	6,081
Value added tax recoverable	62,431	-	62,431	54,095	-	54,095
Mineral property costs (a)i)	390,592	(291,537)	99,055	371,065	(269,111)	101,954
Other property, plant and equipment (a)v)	234,890	3,100	237,990	241,553	3,474	245,027
Other assets	1,855	-	1,855	1,934	-	1,934

	816,421	(288,437)	527,984	749,925	(267,496)	482,429

Liabilities
Current liabilities	31,225	-	31,225	50,682	-	50,682
Long-term convertibles notes	114,387	-	114,387	110,739	-	110,739
Other liabilities (a)i)	46,895	(31,956)	14,939	51,318	(36,798)	14,520

	192,507	(31,956)	160,551	212,739	(36,798)	175,941

Shareholders’ Equity
Share capital (a)iii)	647,787	(950)	646,837	538,700	(950)	537,750
Value assigned to:
Long-term convertible notes	37,383	-	37,383	37,383	-	37,383
Stock options (a)iv)	44,268	(4,186)	40,082	40,417	(4,186)	36,231
Contributed surplus	510	-	510	510	-	510
Accumulated other comprehensive income (a)ii)	(15,121)	5,725	(9,396)	(11,747)	6,264	(5,483)
Deficit (a)i), (a)ii), (a)iii), (a)v)	(91,409)	(257,069)	(348,478)	(68,573)	(231,826)	(300,399)

	623,418	(256,481)	366,937	536,690	(230,698)	305,992

Non-controlling interest	496	-	496	496	-	496

	816,421	(288,437)	527,984	749,925	(267,496)	482,429

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$

Loss in accordance with Canadian GAAP	(15,199)	(1,374)	(22,836)	(3,972)
Mineral property costs for the period (a)i)	(14,431)	(3,326)	(22,011)	(7,018)
Adjustment for depletion, depreciation and amortization (a)i)	766	-	1,563	-
Gain on sale of mineral property (a)i)	-	-	1,859	-
Future income tax expense on marketable securities (a)ii)	303	365	540	320
Reversal of future income tax recovery, net of foreign exchange (a)i)	(512)	-	(6,820)	-
Financing fees on convertible notes (a)v)	(188)	-	(374)	-

Loss in accordance with U.S. GAAP	(29,261)	(4,335)	(48,079)	(10,670)

Other comprehensive (loss)
in accordance with Canadian GAAP	(2,825)	(532)	(3,374)	(623)
Translation adjustment	-	220	-	(1,813)
Future income tax expense on marketable securities (a)ii)	(303)	(365)	(540)	(320)

Other comprehensive loss
in accordance with U.S. GAAP	(3,128)	(677)	(3,914)	(2,756)

Total comprehensive loss
in accordance with U.S. GAAP	(32,389)	(5,012)	(51,993)	(13,426)

Basic and diluted weighted-average common shares (000’s)	78,733	68,641	76,902	66,690

Basic and diluted loss per share	(0.37)	(0.06)	(0.63)	(0.16)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
	$	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	(9,560)	(9,390)	(25,758)	(13,396)
Mineral property costs (a)i)	(10,199)	(3,901)	(15,059)	(8,667)
Financing fees on convertible debt (a)v)	-	-	-	-

Pursuant to U.S. GAAP	(19,759)	(13,291)	(40,817)	(22,063)

Cash flows from financing activities
Pursuant to Canadian GAAP	317	1,205	108,674	94,959
Financing fees on convertible debt (a)v)	-	-	-	-

Pursuant to U.S. GAAP	317	1,205	108,674	94,959

Cash flows from investing activities
Pursuant to Canadian GAAP	(36,033)	(46,703)	(51,856)	(100,741)
Mineral property costs (a)i)	10,199	3,901	15,059	8,667

Pursuant to U.S. GAAP	(25,834)	(42,802)	(36,797)	(92,074)

a)
We prepare our unaudited interim consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our unaudited interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (“SEC”) (collectively “U.S. GAAP”).  The major differences between Canadian and U.S. GAAP and their effect on the unaudited interim consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related development expenditures are deferred.  Exploration expenditures are deferred if they are considered to meet the definition of an asset.

For U.S. GAAP purposes, all mineral property costs incurred during the exploration stage are expensed as incurred.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets” (Codified within ASC 930), are viewed as a tangible asset and capitalized.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

When proven and probable reserves have been determined for a property and a final feasibility study is prepared, any subsequent development costs incurred on the property such as those relating to constructing infrastructure necessary to extract the reserves and preparing the mine for production are capitalized.  Any subsequent exploration expenditures associated with efforts to search for and establish mineral reserves beyond those already found, are expensed.  Once in the production stage, all costs incurred to maintain the mine and the related equipment and facilities are expensed as incurred.

In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, subsequent development costs have been deferred under U.S. GAAP.

The commencement of production under Canadian GAAP is based on criteria pre-determined by management with regard to when the asset is considered to be available for use.  The U.S. GAAP definition is not as broad, with production considered to be achieved with the extraction/production of saleable minerals from an ore body, regardless of the level of production.  As a result of applying the U.S. GAAP definition, we have determined that production commenced for purposes of U.S. GAAP on November 1, 2009.

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko. The sale resulted in a gain of $167,000 for Canadian GAAP after deducting the carrying value of the property.  For U.S. GAAP, the gain on sale was increased by $35,000 reflecting the lower carrying value of the mineral property for U.S. GAAP purposes.

On February 2010, we completed the sale of the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”).  For Canadian GAAP, the sale resulted in a gain of $13,073,000 after deducting the carrying value of disposed assets and liabilities and transaction costs. For U.S GAAP, the gain on the sale was increased by $1,859,000, reflecting the lower carrying value of mineral property costs under U.S GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

ii)
Under Canadian GAAP, effective September 30, 2008, the Company adopted the provisions of EIC-172, “Income Statement Presentation of a Tax Loss Carry forward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income (loss). For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $4,363,000. Other comprehensive income would decrease and income tax recovery would increase by $303,000 and $540,000 for the three and six months ended June 30, 2010 as compared to $365,000 and $320,000 for the same period in the previous year.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iii)
Under Canadian GAAP, before the introduction of CICA 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board “APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.  We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method.  Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment”, (“SFAS 123R”, Codified within ASC 718) for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense between Canadian and U.S. GAAP.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

v)
The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP differences on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP.  In addition, under U.S. GAAP, related financing costs are classified as financing activities.  Accordingly, financing fees charged to net loss would increase by $188,000 (2009 – $nil) , and $374,000 (2009 – $nil)  retrospectively for the three and six months ended June 30, 2010 representing amortization recorded to the income statement since the commencement of production on November 1, 2009.

                    The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

b)	Other disclosures

               The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable

	June 30,	December 31,
	2010	2009
	$	$

Value added tax recoverable	263	19
Other receivables	9,388	6,219

	9,651	6,238

ii)	Recently Adopted Accounting Standards

•
In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion.  FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments.  The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The adoption of this standard on January 1, 2009 resulted in the elimination of the Canadian and United States GAAP difference on all balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP (see 13(a)(v)).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (“SFAS 165”, Codified within ASC 855). The statement is effective for financial statements ending after June 15, 2009.  SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not impact our consolidated financial statements.

iii)	Impact of Recently Issued Accounting Standards

•
In August 2009, FASB amended SFAS 157 (Codified within ASC 820). The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability.  The amended standard also clarifies the application of certain valuation techniques.  This standard is effective for interim and annual periods beginning after August 26, 2009.  The adoption of this standard on January 1, 2010 did not impact our consolidated interim financial statements.

•
In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”, not yet included in Codification).  SFAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments.  SFAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The adoption of this standard on January 1, 2010 did not impact our consolidated interim financial statements.

•
In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”, not yet included in Codification). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The adoption of this standard on January 1, 2010 did not impact our consolidated interim financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
For the six months ended June 30, 2010

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In January 2010, the Financial Statement Accounting Board (“FASB”) issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales and issuances and settlements to be presented separately in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and a liability measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements using Level 2 and Level 3 inputs. The disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement is effective for fiscal years beginning after December 15, 2010. All other requirements of this ASU are effective in interim and annual periods beginning after December 15, 2009. The adoption of this standard did not have a significant impact on our interim consolidated financial statements.